UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM SD
SPECIALIZED DISCLOSURE REPORT
Spectrum Brands Holdings, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-4219	74-1339132
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

SB/RH Holdings, LLC
(Exact name of registrant as specified in its charter)

Delaware	333-192634-03	27-2812840
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)
3001 Deming Way
Middleton, Wisconsin 53562-0992
(Address of principal executive offices) (Zip Code)
Ehsan Zargar
Executive Vice President, General Counsel and Corporate Secretary
Spectrum Brands Holdings, Inc.
608-275-3340
(Name and telephone number, including area code, of the person to contact in connection with this report)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1 - Conflict Minerals Disclosure

Item 1.01 CONFLICT MINERALS DISCLOSURE AND REPORT
Unless the context otherwise requires, references to the “Company”, “we”, “us”, “our”, or “Spectrum” mean Spectrum Brands Holdings, Inc. and its consolidated subsidiaries, including SB/RH Holdings, LLC and its consolidated subsidiaries (“SB/RH”). Spectrum performed the due diligence steps required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended. This Form SD is being filed by Spectrum Brands Holdings, Inc. and SB/RH.
Conflict Minerals Disclosure
Published Results. A copy of this Form SD and the attached Conflict Minerals Report for the reporting period from January 1 to December 31, 2018, in accordance with Rule 12b-12, may be found publicly on our website at:
http://www.spectrumbrands.com/corporate-responsibility/default.aspx
Item 1.02 EXHIBIT
See Exhibit 1.01 to this Form SD, incorporated herein by reference.

Section 2 - EXHIBITS

Item 2.01 Exhibits
The following exhibit is filed as part of this report:
Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.
Spectrum Brands Holdings, Inc.

Date: May 31, 2019	By:	/s/ Ehsan Zargar
Ehsan Zargar
Executive Vice President, General Counsel and Corporate Secretary

SB/RH Holdings, LLC

Date: May 31, 2019	By:	/s/ Ehsan Zargar
Ehsan Zargar
Executive Vice President, General Counsel and Corporate Secretary